SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

 Dynamic Energy Alliance Corporation
 (Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

26785C 109
(CUSIP Number)

Exemplar Law, LLC
Jared P. Febbroriello, Esq. LL.M.
4 Faneuil Hall Market Place
3rd Floor Suite 4005
Boston, MA 02109
617-542-7400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)	Habanero Properties LTD The Matalon, Suite 404, Coney Drive Belize City, Belize
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS	SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Belize
7	SOLE VOTING POWER	102,693,795
8	SHARED VOTING POWER	0
9	SOLE DISPOSITIVE POWER	102,693,795
10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	102,693,795 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	52.38%
14	TYPE OF REPORTING PERSON	CO

Item 1. Security and Issuer.

Common stock, par value $0.0001 per share of Dynamic Energy Alliance Corporation, whose principal offices are located at 10000 North Central Expressway, Suite 400 Dallas, Texas 75231 (the “Company”).

Item 2. Identity and Background.

a. The name of the reporting entity is Habanero Properties LTD.

b. The address of Habanero Properties LTD is The Matalon, Suite 404, Coney Drive, Belize City, Belize.

c. Habanero Properties LTD is not an employee of another person or entity.

d. No principal of Habanero Properties LTD has been convicted in a criminal proceeding within the last five years.

e. Habanero Properties LTD has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

f. Habanero Properties LTD is an entity incorporated/operating in Belize.

Item 3. Source and Amount of Funds or Other Consideration.

Habanero Properties LTD did not exchange anything more than a nominal cash amount for the acquisition of its shares.

Item 4. Purpose of Transaction.

The purpose of the transaction is to give Habanero Properties LTD control of the Company as set forth in the Current Report on Form 8-K, filed with the SEC on October 3, 2013.

Item 5. Interest in Securities of the Issuer.

a. The Issuer has issued and outstanding 196,050,937 shares of common stock. Habanero Properties LTD is not part of a group within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended.

b. The following table indicates the number of shares to which Habanero Properties LTD has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
HABANERO PROPERTIES LTD	102,693,795 Common	52.38% (of common)

Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
HABANERO PROPERTIES LTD	0	0%

Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
HABANERO PROPERTIES LTD	102,693,795 Common	52.38% (of common)

Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
HABANERO PROPERTIES LTD	0	0%

c. Not applicable.

d. None.

e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Habanero Properties LTD is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2013	By:	/s/ Michelle Cheng
Michelle Cheng, Habanero Properties, LTD